Filed by Wallbox B.V.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kensington Capital Acquisition Corp. II

Commission File No. 001-40114

Date: June 11, 2021

Agència Catalana de Notícies—Interview, June 10, 2021

Participants—Jordi Lainz and Eduard Castañeda

(transcript translated from Spanish)

ENGLISH:

Interviewer: What are your growth expectations and where do you want to be?

Jordi: For year 2025, we have a very significant growth plan which involves having a global presence and selling our products in more than the 67 countries where we are currently present. And, we hope to tag along the whole process of energy transformation and decarbonization that involves the entry of the electric vehicle and to become the leader in vehicle charging, both at home, in the business and in public charging.

Interviewer: What is your forecast for this year?

Jordi: To remain a company controlled by the founding team, as it has been for the past 6 years. That is what we are counting on for the next few years. This is one of the reasons why we have carried out this transaction, since it will allow us to develop our Business Plan for the next 5 years and have the necessary resources to do so, with the added benefit of having a panel of stable and long-term investors.

***

Interviewer: First question, what does it mean for such a young startup like Wall Box to be listed in the New York Stock Exchange?

Eduard: It is a milestone. Another very important milestone, and is important because of everything we will be able to do. Still, we have been reaching many others milestones: from the first day, launching the first product, opening a factory in China, starting to sell the product in the United States... And that is how we live it, as one more milestone, hoping that there will be many more.

Interviewer: In fact, it is a milestone that nearly none Catalan companies have reached, what makes it an exception to achieve these valuation levels?

Eduard: We foresee that this is not an exception. In fact, the potential that there has been in Catalonia is well known. And the industrial side, which I think is, or probably is, one of the things that could be differential aspect is that we have made a consumer product, consumer electronics, with a software component that is very important today: the Internet of Things. Perhaps this part is what makes us a little bit different. But I think that, in terms of potential, maybe we are an exception now, but I don’t think we will always be one because of the environment of start-ups that exists right now, of “skay labs” that already exist, and perhaps of companies that are starting to be a little more consolidated.

Interviewer: What requests do you make to the public administrations to achieve what you are telling me, that you are not an exception?

Eduard: I think we have to keep on emphasizing this aspect, so that the companies at this starting stage can have more support. And I think that this is what will make us trust, above all, in these projects. At the end of the day, there is always this part of the profit and the return, of the wealth and value that are created, and finally, the production, which is what we are looking for, isn’t it?

Interviewer: What are your plans for Catalonia and do you plan to concentrate manufacturing here at the Zona Franca plant?

Eduard: Our model is global. In fact, we already have a factory in China. We will continue to strengthen manufacturing in Catalonia, in this case, with the Zona Franca factory. And we will also expand in the United States. We are looking for a location right now. So yes, in some way we want to establish a very powerful factory here to distribute products in Europe and the rest of the world. And I think that, as we have already heard, for some electric vehicle manufacturers distance is very important. And at the end it is even a sustainability issue, the displacement of these batteries, the further away that they are, well, surely that would not contribute to the global goal of wanting to reduce our emissions. And I think it would be very interesting, in fact, if the battery plant could be located near Martorell, the Zona Franca or where we are right now.

Interviewer: When you say that you have the domestic sector more under control, do you mean you as a product or are you seeing it in the implementation of the service?

Eduard: We are already starting to see things that are beneficial, such as the tariff regimes, which, when explained properly, make sense. And in fact, we have smart chargers that allow us to take advantage of all this.

Interviewer: With the new electricity bill, with off-peak hours, peak hours... Do you think it is well designed for a product like yours?

Eduard: Perfectly designed, in fact that’s where we take advantage of the chargers’ intelligence. The charger, with little resources, without intelligence, doesn’t make sense. And, in fact, that is where in many ways we made the differential change. That is, in providing, in this specific case, a brain, a computer, within each charging point. Because there are such characteristic facts that may change day by day, as it happens with renewables, right? Today we have a sunny day, maybe windy, so the production of renewables is very high. But what happens on a day when there are clouds, for example, and there is no wind? Then obviously we will have tariff changes for the production itself. And it is then where we provide solutions of this kind. In our case the Quasar, which is a bi-directional charger, takes this to the extreme. In this case, you can take advantage of the energy stored in your vehicle for self-consumption when energy is more expensive, and you can even isolate self-consumption. And then, charge when the energy is again in the most economical zone.

Additional Information

This communication is being made in respect of the proposed transaction involving Wallbox Chargers, S.L. (“Wallbox”), Wallbox B.V. and Kensington Capital Acquisition Corp. II (“Kensington”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Wallbox B.V. will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Kensington in connection with Kensington’s solicitation of proxies for the vote by Kensington’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Wallbox and Kensington also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of Kensington’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Wallbox and Kensington will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Wallbox’s website at www.wallbox.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from Kensington’s website at www.autospac.com.

Participants in the Solicitations

Wallbox, Wallbox B.V., Kensington and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Kensington’s shareholders in connection with the proposed transaction. You can find more information about Kensington’s directors and executive officers in Kensington’s final prospectus dated February 25, 2021 and filed with the SEC on February 26, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding Kensington’s proposed business combination with Wallbox, Kensington’S ability to consummate the transaction, the development and performance of Wallbox’s products (including the timeframe for development of such products), the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “are designed to,” “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Wallbox disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Wallbox cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Kensington or Wallbox. In addition, Wallbox cautions you that the forward-looking statements contained herein are subject to the following uncertainties and risk factors that could affect Wallbox’s and Kensington’s future performance and cause results to differ from the forward-looking statements herein: Wallbox’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Wallbox to grow and manage growth profitably following the business combination; risks relating to the outcome and timing of the Company’s development of its charging and energy management technology and related manufacturing processes; intense competition in the electric vehicle charging space; risks related to health pandemics, including the COVID-19 pandemic; the possibility that Wallbox may be adversely affected by other economic, business, and/or competitive factors; the possibility that the expected timeframe for, and other expectations regarding the development and performance of, Wallbox products will differ from current assumptions; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Kensington or Wallbox, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Kensington or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Kensington or Wallbox as a result of the announcement and consummation of the business combination; costs related to the business combination; changes in applicable laws or regulations; underlying assumptions with respect to shareholder redemptions. Should one or more of the risks or uncertainties described in this press release, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Kensington’s periodic filings with the SEC, and, when available, proxy statement/prospectus of Wallbox B.V. in the registration statement on Form F-4 filed with the SEC. Kensington’s and Wallbox B.V.’s SEC filings are available publicly on the SEC’s website at www.sec.gov.